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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-12185

(Check one): [ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ X ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For the period ended March 31, 1998

[ ] Transition Report on Form 10-K and Form 10-KSB [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q and Form 10-QSB [ ] Transition Report on Form N-SAR

         For the transition period ended

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

         Full name of the Registrant: UNICORP, INC.

         Former name if applicable:

         Address of principal executive office: 600 Travis, Suite 6500,
                                                Houston, Texas 77002.

                                     PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

         [ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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         [ X ] (b) The subject annual report, semi-annual report, transition report on Forms 10- K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarter report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The subject report could not be completed on time due to a medical emergency affecting the wife of L. Mychal Jefferson II, the President and Chief Executive Officer of the Registrant.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         L. Mychal Jefferson II, telephone (713) 229-9100.

         (2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?
If the answer is no, identify the report(s).

                                [ X ] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ X ] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Form 10-KSB for the fiscal year ended December 31, 1997, and Forms 8-K filed on February 18, 1998, April 9, 1998, and April 20, 1998.


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                                  UNICORP, INC.

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 15, 1998                      By  /s/ L. Mychal Jefferson II
                                          ----------------------------
                                            L. Mychal Jefferson II, President





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